Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

January 19, 2016

Mr. Mark Cowan

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

Separate Account VA B

Initial Filing to Form N-4 Registration Statement (File No. 333-215598)

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Initial Filing to Form N-4 Registration Statement (File No. 333-215599)

Dear Mr. Cowan:

The above-referenced initial filings were made with the Securities and Exchange Commission by Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company (“Transamerica”) on January 18, 2017 (“New Registration Statements”). The accession numbers are 0001193125-17-012281 for Separate Account VA B and 0001193125-17-012284 for Separate Account VA BNY.

Enclosed please find a courtesy copy of the Transamerica InspireSM Variable Annuity prospectus and SAI (filed in both Separate Account VA B and Separate Account VA BNY).

The Transamerica InspireSM Variable Annuity generally mirrors the B-Share class of Transamerica Variable Annuity Series variable annuity (File No. 333-185573 (non-NY)/333-185574 (NY) (the “Current Registration Statements”)) with some slight modifications. Those modifications to the product are:

1.	The Policy Value Death Benefit is not available
2.	The Return of Premium Death Benefit is the base death benefit, which increases the base Mortality and Expense Risk Fee from 1.00% to 1.15%.
3.	Retirement Income Choice 1.6 - The Death Benefit option is not available

A blackline reflecting the differences between the Transamerica InspireSM Variable Annuity and the Transamerica Variable Annuity Series prospectuses is attached for your reference. Please note that the Transamerica Variable Annuity Series prospectus includes the B-Share class along with all other available share classes. As stated above, the Transamerica InspireSM product follows the B-Share class of Transamerica Variable Annuity Series.

Except for the changes described above, the disclosure in the New Registration Statements are the same as the disclosure in the Current Registration Statements with regard to the B-Share class, which has been previously

Mr. Mark Cowen

January 19, 2017

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reviewed by the Commission. Therefore, pursuant to Investment Company Act Release No. 13768, Transamerica respectfully requests selective review of the changes noted in the items listed above contained in the New Registration Statements.

If you have any comments or questions regarding the filing, please call Julie Collett at (720) 482-8828, or Alison Ryan at (213) 742-5216, with any comments or questions.

Sincerely,

Julie Collett

Senior Counsel